Exhibit (a)(5)

COMPUCREDIT HOLDINGS CORPORATION
ANNOUNCES “MODIFIED DUTCH AUCTION” TENDER OFFER TO PURCHASE
UP TO $160,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING
3.625% CONVERTIBLE SENIOR NOTES DUE 2025
AND
5.875% CONVERTIBLE SENIOR NOTES DUE 2035

ATLANTA, GA, January 28, 2010 -- CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced that it has commenced a “Modified Dutch Auction” cash tender offer (the “Tender Offer”) for up to $160.0 million aggregate principal amount (the “Tender Cap”) of its outstanding 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”) and its outstanding 5.875% Convertible Senior Notes due 2035 (the “2035 Notes” and, together with the 2025 Notes, the “Notes”). The tender offer consists of two separate offers, with one offer to purchase up to $160.0 million aggregate principal amount of the 2025 Notes and a second offer to purchase the 2035 Notes in an aggregate principal amount up to the amount of the Tender Cap remaining (if any) for the purchase of the 2035 Notes following the purchase of the 2025 Notes. The Company expects to fund the purchase of the Notes tendered in the Tender Offer with available cash on hand.

Under the “Modified Dutch Auction” procedure, CompuCredit is offering to purchase the 2025 Notes at a price (in multiples of $0.50 per $1,000 principal amount) not greater than $500 nor less than $460 per $1,000 principal amount of such Notes (such purchase price, the “2025 Notes Purchase Price”) and is offering to purchase the 2035 Notes, if any are purchased, at a price (in multiples of $0.50 per $1,000 principal amount) not greater than $350 nor less than $310 per $1,000 principal amount of such Notes (such purchase price, the “2035 Notes Purchase Price”). In each case, no tenders will be accepted outside the indicated ranges. Tendering holders of Notes that are accepted for payment also will receive accrued and unpaid interest on such Notes from the last interest payment date to, but excluding, the date on which such Notes are purchased. Specific terms and conditions of the Tender Offer are included in the Offer to Purchase, dated January 28, 2010, and the related Letter of Transmittal, each filed with the Securities and Exchange Commission.

A “Modified Dutch Auction” tender offer allows holders of the Notes to indicate the principal amount of Notes that such holders desire to tender and the price within the indicated price range at which they wish to tender such Notes. Only Notes validly tendered at prices at or below the applicable purchase price selected by us, and not properly withdrawn, will be purchased, subject to proration.

The 2025 Notes will be purchased before the 2035 Notes, and it is possible that no 2035 Notes will be purchased

If the aggregate principal amount of 2025 Notes validly tendered at or below the 2025 Notes Purchase Price and not properly withdrawn on or prior to the expiration date exceeds the Tender Cap, then we will accept for payment such 2025 Notes that are validly tendered and not properly withdrawn at or below the 2025 Notes Purchase Price, in the aggregate, on a pro rata basis from among such 2025 Notes validly tendered and not properly withdrawn at or below the 2025 Notes Purchase Price. If the aggregate principal amount of 2035 Notes validly tendered at or below the 2035 Notes Purchase Price and not properly withdrawn on or prior to the Expiration Date exceeds the amount of the Tender Cap remaining (if any) for application to such Notes after the purchase of the 2025 Notes validly tendered and accepted for purchase, then we will accept for payment such 2035 Notes that are validly tendered and not properly withdrawn at or below the 2035 Notes Purchase Price, in the aggregate, on a pro rata basis from among such 2035 Notes validly tendered and not properly withdrawn at or below the 2035 Notes Purchase Price.

As of January 27, 2010, there were $230.5 million aggregate principal amount of the 2025 Notes outstanding and $156.0 million aggregate principal amount of the 2035 Notes outstanding.

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on February 25, 2010, unless extended (as such time and date may be extended, the “Expiration Date”). Tenders of Notes must be made on or prior to the Expiration Date and Notes may be withdrawn at any time on or prior to the Expiration Date.

The Tender Offer and CompuCredit’s obligation to purchase and pay for the Notes validly tendered and not validly withdrawn is conditioned upon at least $80.0 million in aggregate principal amount of 2025 Notes (representing 34.7% of the outstanding 2025 Notes) being validly tendered within the indicated range for the 2025 Notes and not validly withdrawn and the other general conditions to the Tender Offer set forth in the Offer to Purchase being satisfied or waived on or prior to the Expiration Date.

This press release is neither an offer to purchase nor a solicitation to buy any of these Notes nor is it a solicitation for acceptance of the Tender Offer.  CompuCredit is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.  The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of CompuCredit, the Dealer Manager, the Depositary, or the Information Agent for the Tender Offer or the Trustee for the Notes makes any recommendation in connection with the Tender Offer.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal that is being sent to holders of the Notes.  Holders are urged to read the tender offer documents carefully when they become available.  Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Tender Offer at (866)-952-2200 (toll free). Banks and brokerage firms may call (212) 430-3774.

UBS Securities LLC is the Dealer Manager for the Tender Offer.  Questions regarding the Tender Offer may be directed to the Dealer Manager at (888) 719-4210 (toll free) or (203) 719-4210 (collect). The Depositary for the Tender Offer is U.S. Bank National Association.

About CompuCredit

CompuCredit is a specialty finance company and marketer of branded credit cards and related financial services. CompuCredit provides these services to consumers who are underserved by traditional financial institutions. Through corporate and affinity contributions focused on the underserved and un-banked communities, CompuCredit also uses its financial resources and volunteer efforts to address the numerous challenges affecting its customers. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements.  These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management's beliefs, and assumptions made by management.  It is important to note that CompuCredit’s actual results could differ materially from those projected in such forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact CompuCredit’s performance.